                             DATED 2 FEBRUARY, 2007

                                   ----------

                            SHARE PURCHASE AGREEMENT

                            RELATING TO KLEIMAR N.V.

                                     BETWEEN

                                 SEA-INVEST N.V.

                            GHENT COAL TERMINAL N.V.

                                  G.I.M.V. N.V.

                               - MR. HERMAN LUYTEN

                                   AS SELLERS

             AND FREDERIC STAELENS AS REPRESENTATIVE OF THE SELLERS

                                     - AND -

                              NAV HOLDINGS LIMITED

                                    AS BUYER

THIS AGREEMENT IS SIGNED BETWEEN:

(1)   The several persons whose names and addresses are set out in Appendix 1
      (together the "SELLERS");

(2)   NAV Holdings Limited, a Malta company (the "BUYER"); and

(3)   Frederic Staelens as representative of the Sellers (together with any subsequent or successor representative hereunder the "REPRESENTATIVE").

BACKGROUND

(A)   The Company has a present share capital of US$3,203,072.87.

(B)   Further particulars of the Company and Bulkinvest at the date of this
      Agreement are set out in Appendix 2.

(C)   The Sellers are the absolute and unencumbered owners of the number of
      Shares set out opposite their respective names in Appendix 1, comprising in aggregate the whole of the share capital of the Company.

(D)   The Sellers have agreed to sell and the Buyer has agreed to buy the Shares subject to the terms and conditions of this Share Purchase Agreement and the Appendices attached hereto (the "AGREEMENT").

AGREED TERMS

1.    INTERPRETATION

1.1   In addition to terms defined elsewhere in this Agreement, the following definitions and rules of interpretation in this clause apply in this
      Agreement.

      ACCOUNTS: the audited individual financial statements of the Company as at the First Accounts Date.

      AFFILIATE: a Person who, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person. For purposes of this definition, "control", when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and
      "controlled" have correlative meanings.

      ANCILLARY AGREEMENTS: collectively, this Agreement and all other agreements identified herein and delivered in connection herewith.

      BANK GUARANTEE: has the meaning given in Clause 3.1(b).

      BELGIAN ACCOUNTING STANDARDS: accounting principles generally accepted in
      Belgium and consistently applied.

      BENEFIT PLANS: has the meaning set out in Clause 26.1 of Appendix 4.

      BULKINVEST: Bulkinvest S.A, a company incorporated and registered in
      Luxemburg, further details of which are set out in Part 2 of Appendix 2;
      Bulkinvest being the only subsidiary of the Company.

      BUSINESS: the principal business of the Company and Bulkinvest, which is operation and ownership of bulk carrying cargo ships for carrying dry bulk cargos.

      BUSINESS DAY: a day (other than a Saturday, Sunday or public holiday) when banks in Belgium and New York are open for business.

      BUYER: has the meaning specified in the preamble to this Agreement.

      BUYER INDEMNITEES: has the meaning given in Clause 7.2.

      CHARTER PARTY: the contract or agreement of employment for a vessel either
      (1) for a specified period of time or (2) to carry a cargo from a loading port to a discharging port.

      CHARTERED VESSEL: each vessel chartered to or operated by the Company or
      Bulkinvest.

      CLAIM AND SUBSTANTIATED CLAIM: have the meanings given respectively in
      Clause 6.

      COMPANY: Kleimar N.V. , a company incorporated and registered in Belgium, further details of which are set out in Part 1 of Appendix 2.

      COMPLETION: completion of the sale and purchase of the Shares in accordance with this Agreement.

      COMPLETION DATE: has the meaning given in Clause 4.1.

      DIRECTOR: each person who is a director of the Company or Bulkinvest, the names of whom are set out in Appendix 2.

      DISCLOSED LEGAL PROCEEDINGS: shall mean those litigations, arbitrations and other legal proceedings identified in Appendix 6.

      DOLLARS and the sign "$": the lawful currency for the time being of The
      United States of America.

      ENVIRONMENTAL LAWS: any federal, state, regional or foreign law, statute, treaty, regulation, policy, guidance, order, injunction, judgment or decision of any Governmental Authority relating to the protection of natural resources, the environment and public and employee health and safety and shall include, without limitation, the International Convention for the Prevention of Pollution from Ships, and, in each case, the regulations promulgated pursuant thereto, and any applicable analogous state statutes, and the regulations promulgated pursuant thereto, as such laws have been amended or supplemented.

      EURO AND (EURO): the lawful currency for the time being in the Kingdom of
      Belgium.

      ENCUMBRANCE: any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment,

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      hypothecation, security, title, retention or any other security agreement or similar arrangement.

      FINDER'S FEE AGREEMENT: has the meaning given in Clause 33 of Appendix 4.

      FIRST ACCOUNTS DATE: 31 December, 2005.

      GOVERNMENTAL APPROVALS: all governmental filings, authorizations and approvals that are required (if any) for the transfer of the Shares to
      Buyer and the consummation of the transactions contemplated by this
      Agreement.

      GOVERNMENTAL AUTHORITY: any federal, national, supranational (including the European Community), international, state, regional, local or provincial government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (including of Belgium).

      HAZARDOUS MATERIALS: (a) any compound or chemical that is defined, listed or otherwise classified as a toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical or hazardous waste, medical waste, biohazardous or infectious waste under or regulated by
      Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; and (c) polychlorinated biphenyls.

      INDEBTEDNESS: with respect to any Person to the extent required to be reflected as a liability on a balance sheet for such Person prepared in accordance with Belgian Accounting standards, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture or other debt security, (c) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (d) any obligations under capitalized leases with respect to which a Person is liable as obligor, (e) any indebtedness secured by an Encumbrance on a Person's assets, (f) any distributions payable or loans/advances payable to any Affiliates, shareholders or partners as of the Completion, which are not paid at Completion, (g) any other liabilities recorded in accordance with Belgian Accounting Standards on the balance sheet of such Person which are not due within one year of the Completion, and (h) any accrued interest, prepayment penalties and premiums on any of the foregoing.

      INTELLECTUAL PROPERTY: all of the following in any jurisdiction throughout the world: (i) patents, patent applications and invention disclosures;
      (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for registration for any of the foregoing; (v) trade secrets, confidential information, know-how, recipes, formulae and inventions; and (vi) computer software
      (including but not limited to source code, executable code, data, databases and documentation).

                                        3

      LAWS: any applicable (including Belgium), supranational or international statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority.

      MARITIME GUIDELINE: any rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject, imposed or published by any
      Governmental Authority (including, without limitation, of Belgium), the
      International Maritime Organization, such Vessel's classification society or the insurer(s) of such Vessel.

      NON-COMPETITION AND NON-SOLICITATION AGREEMENTS: have the meaning given in
      Clause 2.5.

      ORDER: any judgment, order, decree, writ, ruling, charge or injunction issued by any court or Governmental Authority or administrative body or agency or arbitral authority.

      OWNED VESSEL: each vessel partially or wholly-owned by the Company or
      Bulkinvest.

      PERSON: any individual, partnership, firm, corporation, joint venture, association, trust, unincorporated organization, limited liability company, limited liability partnership or other legal entity.

      PURCHASE PRICE: means the aggregate sum payable by the Buyer to all of the
      Sellers for the purchase of all the Shares, as determined under Clause 3.

      SEA-INVEST: Sea Invest NV, a company incorporated in Belgium whose registered office is at 9042 Ghent, Skaldenstraat 1, Belgium.

      SEA-INVEST INTERNATIONAL: Sea Invest International Services NV, a company incorporated in Belgium whose registered office is at 9042 Ghent,
      Skaldenstraat 1, Belgium, being an affiliated company of Sea-Invest..

      SEA-INVEST INTERNATIONAL SHARES: 5,000 registered shares of Sea-Invest
      International.

      SECOND ACCOUNTS DATE: 31 December, 2006.

      SHARES: means all the shares comprising the entire share capital of the
      Company.

      TAX: all forms of taxation and statutory, governmental, state, federal, regional, provincial, local, government or municipal charges, duties, imposts, contributions (including social security contributions), levies, withholdings or liabilities wherever chargeable and whether of Belgium or any other jurisdiction, and any penalty, fine, surcharge, interest, charges or costs relating thereto, and TAXATION shall have the same meaning.

      TAX CLAIM: any assessment (including self-assessment), notice, demand, letter or other document issued or action taken by or on behalf of any
      Taxation Authority from which it appears that the Company or Bulkinvest is or may be subject to a liability for Taxation.

      TAXATION AUTHORITY: any governmental or other authority whatsoever competent to impose any Tax, whether in Belgium or elsewhere.

                                        4

      TAXATION STATUTE: any directive, statute, decree, enactment, law or regulation wheresoever enacted or issued, coming into force or entered into providing for or imposing any Tax and including orders, regulations, instruments, by-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same.

      TAX RETURNS: any and all returns, reports, forms and information returns required to be filed with any taxing authority (including any Appendix or attachment thereto) in connection with the determination, assessment or collection of any Taxes of the Company or Bulkinvest.

      THIRD PARTIES: third parties, including Governmental Authorities, other than parties to this Agreement or their Affiliates.

      THIRD PARTY APPROVALS: all approvals, consents, licenses and waivers from
      Third Parties that are required to effect the transactions contemplated hereby (including any consents required under any lease), that are necessary for the transfer of the Shares to Buyer.

      VESSELS: collectively, the Owned Vessels and Chartered Vessels.

      WARRANTIES: the representations and warranties of Sellers set forth in this Agreement.

1.2   Clause and appendix headings do not affect the interpretation of this
      Agreement.

1.3   Words in the singular include the plural and in the plural include the singular.

1.4   A reference to one gender includes a reference to the other gender.

1.5   A reference to a statute or statutory provision is a reference to it as it is in force for the time being taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.6   WRITING or WRITTEN includes faxes but not e-mail.

1.7   Documents in AGREED FORM are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.8   References to Clauses and Appendices are to the Clauses and Appendices of
      this Agreement; references to paragraphs are to paragraphs of the relevant appendix.

1.9   Reference to this Agreement include this Agreement and the Appendices
      (which are an integral part of this Agreement) as each may be amended or varied in accordance with its terms.

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2.    SALE AND PURCHASE; WAIVER OF PRE-EMPTION RIGHTS; NON-COMPETITION AND
      NON-SOLICITATION

2.1   On the terms of this Agreement, the Sellers each agree to sell and to transfer to the Buyer the Shares that they own at Completion, and the
      Buyer agrees to buy and to pay for all of the Shares. Such sales shall be free of all Encumbrances and with all rights that attach (or may in the future attach) to the Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement.

2.2   Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on them under the statutes of the Company, any shareholders' agreement or otherwise.

2.3   Before Completion, the Sellers shall cause the Company to become the owner of 100% of the shares of Bulkinvest (of which the Company already owns 99%
      of the shares), by procuring the transfer to the Company of the remaining single share of Bulkinvest for an amount of $10 (ten).

2.4   The Sellers confirm their agreement that, since the First Accounts Date, the Business has been carried on by the Company and Bulkinvest in the ordinary course and in a manner fully consistent with past practice.

2.5   Each of the Sellers hereby acknowledges and agrees to be bound by the non-competition and non-solicitation provisions set forth on Appendix 9 which are an integral part of this Agreement ("NON-COMPETITION AND
      NON-SOLICITATION AGREEMENTS").

3.    PURCHASE PRICE; CASH

3.1   (a) The aggregate consideration for the Shares is One Hundred Sixty Five
      Million and Six Hundred Thousand ($165,600,000) Dollars, subject to adjustment in accordance with Clause 3.2.

      (b) The Purchase Price will be paid by wire transfer at the Completion to the accounts of sellers as designated by Sellers to Buyer. At Completion, each Seller shall have posted in favour of Buyer an irrevocable bank guarantee ("BANK GUARANTEE") in the form of Appendix 7, to provide, on first demand by Buyer, an available source of reimbursement and indemnification of the Buyer and to facilitate any adjustment of the final
      Purchase Price pursuant to Clause 3.2, provided that any such adjustment will not be applied to the indemnity cap referred to in Clause 6.6(c). The total amount of all of the Bank Guarantees shall be $7.600.000,00.

      (c) The Purchase Price shall be due to each of the Sellers in proportion to the number of Shares that each such Seller owns, as a proportion of the total number of the Shares.

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3.2   As of the date hereof, the cash position of the Company is $ 19,814.34 at
      11:00 a.m. Belgian time If there is a shortfall between this representation and the amount of cash in the Company's bank accounts as of the date hereof, Buyer shall be entitled to a dollar for dollar adjustment to the Purchase Price.

4.    COMPLETION; SEA-INVEST; VANESSA

4.1   Completion shall take place on the Completion Date:

      (a)   at the offices of the Company;

      (b)   on the date of signing this Agreement; or

      (c)   at any other place or time as agreed by the Sellers and the Buyer
            (such time of Completion being the "COMPLETION DATE").

4.2   At Completion the Sellers shall:

      (a)   deliver or cause to be delivered the documents and evidence set out in this Clause 4 and Appendix 3; and

      (b)   deliver any other documents referred to in this Agreement as being required to be delivered by them.

4.3   At Completion

      (a)   the Buyer shall pay the Purchase Price in accordance with Clause 3,

      (b)   the Buyer shall deliver a certified copy of the resolution(s) passed by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this Agreement, and any other documents referred to in this Agreement as being required to be delivered by it, and

      (c)   The Sellers and the Buyer each appoint Angeliki Frangou as their proxy to sign on their behalf the shareholders' register of the
            Company so as to complete the transfer of the Shares from the
            Sellers to the Buyer.

4.4   At Completion the ownership of the Shares shall be transferred from the
      Sellers to the Buyer free and clear of all Encumbrances.

4.5   Sea-Invest hereby releases the Company and Buyer from any and all claims and liabilities related to the Sea-Invest International Shares and represents and warrants that the Company has no liability or obligations relating to Sea-Invest International, including without limitation, any guarantee of any Sea-Invest International obligations, and that the shares of Sea-Invest International were sold by the Company to Sea-Invest or an affiliate thereof for (euro) 5,000,000, which was paid to the Company on
      January 26, 2007. Sea-Invest hereby indemnifies the Company and the Buyer against claims, liabilities or obligations

                                        7

      made or asserted against either of them relating to Sea-Invest
      International (and any costs or expenses, including legal fees, incurred in defending themselves from any of the foregoing). Such indemnity is not subject to Clause 6.6.

4.6   One of the Owned Vessels is the VANESSA (the "Vanessa"). Fouquet Sacop
      ("FOUQUET"), the time charterer of the Vanessa, has a call option to purchase the Vanessa, which it can exercise in the event that Sea-Invest would no longer be a majority shareholder of the Company. FOUQUET is entitled to exercise this call option in respect of the Vanessa within 60 days after being informed in writing of such change in the share capital of the Company. The Parties will procure that within one week of the
      Completion the Company informs FOUQUET in writing that such a change in the shareholders of the Company has occurred. If FOUQUET exercises its call option within the time frame of the said 60 days and purchases the
      Vanessa on the terms agreed between the Company, Sea-Invest and FOUQUET, the Buyer shall notify the Sellers in writing thereof. In that case, on the date of purchase by FOUQUET of the Vanessa, the Sellers shall pay to
      Buyer an amount equal to 33.99 % of the difference between (i) the price paid by FOUQUET to the Company on the occasion of the sale of the Vanessa by the Company to FOUQUET and (ii) the book value of the Vanessa as stated
      in the audited financial statements of the Company for the period ended
      December 31, 2006 (cfr. Appendix three) minus the pro rata depreciation for the period from January 1, 2007 up to the date of the purchase of the
      Vanessa by FOUQUET at the depreciation percentage of 7% per annum, it being understood that the Company has no obligation to reinvest in a new vessel. The Buyer shall procure that the Company shall not hinder or delay any such sale of the Vanessa to FOUQUET. Each Seller shall be severally liable for a proportion of such payment equal to their proportion of the
      Shares that they are selling. If one or more Seller does not pay its proportionate part when due, then such Seller shall also pay (i) all costs and expenses incurred by the Buyer and its affiliates, including legal fees, in collecting such amount plus (ii) interest at the rate identified in Clause 15 from the due date until the date actually collected on such amount and from the date incurred until the date actually collected on all such costs and expenses incurred in collecting such amount. No such payment shall be applied against the indemnity cap referred to in Clause
      6.6(c).

5.    WARRANTIES

5.1   The Buyer is entering into this Agreement on the basis of, and in reliance on, the Warranties.

5.2   Subject to the limitations set out in Clause 6, the Sellers warrant and represent to the Buyer that each Warranty is true, accurate, complete and not misleading on the date of this Agreement and at Completion except as set forth in the annexes to this Agreement.

                                        8

5.3   If any Warranty is breached or proves to be untrue or misleading then, subject to the limitations set out in Clause 6 but not in limitation of any other remedy of the Buyer hereunder, the Sellers shall pay to the
      Buyer or its designee on demand:

      (a)   the amount necessary to put the Company and Bulkinvest into the position they would have been in if the Warranty had not been breached or had not been untrue or misleading; and

      (b)   all direct costs and expenses (but not any consequential loss)
            incurred by the Buyer, the Company or Bulkinvest as a result of such breach of the Warranty being untrue or misleading.

5.4   Warranties qualified by the expressions SO FAR AS THE SELLERS ARE AWARE or
      TO THE SELLERS' BEST KNOWLEDGE AND BELIEF (or any similar expressions) are deemed to be given to the best of the knowledge, information and belief of the Sellers after they have made all reasonable and careful enquiries.

5.5   Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this Agreement.

6.    LIMITATIONS ON CLAIMS

6.1   The definitions and rules of interpretation in this clause apply in this
      Agreement.

      CLAIM: a claim for breach of any of the Warranties or as set forth in
      Clauses 7.2(a), (b), (c) or (d) or a loss under Clause 3.2.

      SUBSTANTIATED CLAIM: a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

      CLAIM FOR LOSSES IN RESPECT OF DISCLOSED LEGAL PROCEEDINGS: a Claim as to
      Disclosed Legal Proceedings shall be a Claim made pursuant to Clause 6.8.

      A Claim is CONNECTED with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter.

6.2   The provisions of this Agreement set out the limitations on Claims that may be made against the Sellers and these limitations replace and exclude any and all other recourse to which the Buyer may be entitled, in law or otherwise, against the Sellers, their personnel, their advisers and their consultants, except for fraud or intentional misconduct ("bedrog / dol").

6.3   The Sellers' liability is subject to the following restrictions and limitations:

                                        9

      (a)   in relation to Claims and any Claims for Losses in respect of
            Disclosed Legal Proceedings, the liability of the Sellers is not joint and several so that they shall each only be liable for a proportion of the total liability in respect of Claims,
            Substantiated Claims and any Claim for Losses in respect of
            Disclosed Legal Proceedings and all other matters arising under and in relation to this Agreement equal to the proportion of the total number of Shares owned by each of them;

      (b)   the Sellers give no Warranties as to the future profitability of the
            Company. Without prejudice to Warranties given by the Sellers in respect of historic performance of obligations by Third Parties owed to the Company or to Bulkinvest under contracts that such Third
            Parties have signed with the Company or with Bulkinvest, the Sellers give no Warranties and none of the Sellers shall have any liability at all (as the Buyer hereby acknowledges and agrees) in respect of and/or resulting from:

            (i)   future performance or default by Third Parties of their
                  obligations under contracts that they have signed with the
                  Company or with Bulkinvest, and losses or failure to receive anticipated income resulting from failure by Third Parties to perform, in full or in part, their obligations under contracts that they have signed with the Company or with Bulkinvest, provided that the Sellers represent and warrant that they have no actual knowledge of any fact or circumstance that could reasonably be expected to have a material adverse effect on the near term future operations of the Company, and, provided further that there shall be excluded from this representation and warranty any industry-wide matter which affects the
                  Business as a result of factors which also generally affect other companies which carry out similar businesses, such as changes in shipping rates; or

            (ii)  actual results of performance by the Company or Bulkinvest of their obligations under contracts that they have signed, even if those are different from those estimated by the Company, it being understood and agreed that such estimates and the
                  assumptions on which they have been based are all only
                  estimates made in good faith by the Company in the normal
                  conduct of the Business for its own internal management
                  purposes and not as financial projections on which the Buyer may rely,

      (c)   Except as set forth in Clause 6.8, the Sellers shall not be liable in respect of any Claim to the extent that such Claim:

            (i)   relates to any matter specifically and fully disclosed in the
                  Accounts, or

            (ii)  has otherwise been fully disclosed in the annexes to this
                  Agreement.

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6.5   Except as set forth in Clause 6.8 and except for any Claim pursuant to
      Clause 7.2(c), the Sellers are not liable for a Claim unless the Buyer has given the Sellers notice in writing of the Claim, summarising the nature of the Claim as far as it is known to the Buyer and the amount claimed, within the period of twenty four (24) months after the Completion Date.

6.6   The Sellers shall not be liable for a Claim:

      (a)   unless the amount of a Substantiated Claim, or of a series of connected Substantiated Claims of which that Substantiated Claim is one, exceeds $25,000;

      (b)   unless the amount of all Substantiated Claims that are not otherwise excluded, when taken together, exceeds $50,000, in which case the whole amount (and not just the amount by which the limit in this clause 6.6(b) is exceeded) is recoverable by the Buyer; and

      (c)   if and to the extent that the aggregate liability of the Sellers for
            Substantiated Claims shall exceed $20,000,000.

6.7   In relation to the conduct of Claims and any Claim for Losses in respect of Disclosed Legal Proceedings, to the extent that these involve bringing or continuing proceedings against third parties or defending claims from third parties, the Sellers may arrange for all such actions to be taken in the name of the Company and/or Bulkinvest and, if the Sellers determine to do this, then the Buyer shall procure that everything is done by the
      Company and/or Bulkinvest so as to enable this to be done. If the Sellers do not exercise such right then the Buyer shall procure that such action is taken and, in such case, the Sellers shall have the right to be kept informed of the conduct of such proceedings but the manner in which those proceedings are to be conducted shall be determined by the Buyer.

6.8   (a)   Without Prejudice to Clauses 6.6 (a) and (c) the Sellers shall not be liable for a Claim for Losses in respect of Disclosed Legal
            Proceedings unless the Losses from all Disclosed Legal Proceedings, calculated in the manner as indicated hereunder, exceed $1,000,000, in which case only such excess (and not the whole amount) is recoverable by Buyer.

      (b)   If, by the date which is twenty-four (24) months after the
            Completion Date, there are Losses on account of Disclosed Legal
            Proceedings for which Buyer is entitled to be indemnified then the
            Buyer shall send Sellers a written notice within 30 days after such
            24th month, indicating that it has a Claim (a "CLAIM FOR LOSSES IN
            RESPECT OF DISCLOSED LEGAL PROCEEDINGS") and providing a reasonably detailed calculation for the Claim including supporting documents as follows:

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            (i)   the amounts paid in settlement or as a result of a judgment or award in respect of Disclosed Legal Proceedings, excluding interest and insured costs and expenses incurred in defending or prosecuting Disclosed Legal Proceedings;

            (ii)  plus the amount of uninsured costs and expenses incurred in defending or prosecuting Disclosed Legal Proceedings,

            (iii) less the amount paid to the Company in respect of Disclosed
                  Legal Proceedings, excluding interest.

            Such Claim for Losses in respect of Disclosed Legal Proceedings shall also indicate the amount payable by Sellers after application of the limitations set forth in paragraphs (a) and (c) of Clause 6.6 and in Clause 6.8 (a).

      (c)   Within 15 days of receipt of such Claim for Losses in respect of
            Disclosed Legal Proceedings, each of the Sellers shall pay to Buyer its proportionate share (based on their participation in the
            Purchase Price) of the amount asserted to be due in respect of such
            Claim for Losses in respect of Disclosed Legal Proceedings.

      (d)   In respect to Disclosed Legal Proceedings which are still pending twenty-four (24) months after the Completion Date, a Seller may elect by written notice to Buyer to continue to bear responsibility for Losses from such pending claim until such time as it is ultimately resolved or to enter into negotiations with Buyer as to a mutually acceptable cash settlement and, if no such mutually acceptable settlement is reached, that Seller shall continue to bear its share of responsibility for Losses with respect to the pending matter in which case both Clauses 6.8(a) and 6.8(b) shall continue to apply in respect of the calculation of the amount due.

      (e)   If any Seller fails to pay its share of a Claim for Disclosed Legal
            Proceedings when due, then such Seller shall also pay (i) all costs and expenses incurred by the Buyer, and its affiliates, including legal fees, in collecting such amount plus (ii) interest at the rate specified in Clause 15 from the due date until the date actually collected on such amount and from the date incurred until the date actually collected on all such costs and expenses of collecting such amount. Such costs and expenses of collection and interest shall not be subject to the limitations referred to in Clause 6.6 or this
            Clause 6.8.

      (f)   Without prejudice to Clause 6.7 it is mutually understood that the conduct of the Disclosed Legal Proceedings is solely at the discretion of the management of the Company at that time and will be consistent with past practices of the Company and general good practice in the business.

                                       12

7.    INDEMNITIES

7.1   The Sellers' indemnification obligations pursuant to this Clause 7 shall be several and not joint, and each Seller shall be liable only for a proportion of any liability arising under this Clause equal to the proportion of the total number of Shares sold by such Seller.

7.2   Subject to the terms and conditions of this Clause 7 (including without limitation the limitations set forth in Clause 6), the Sellers hereby agree to indemnify, defend and hold harmless the Buyer and its officers, directors, successors and permitted assigns (collectively, the "BUYER
      INDEMNITEES") from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Buyer Indemnitee by reason of, arising out of or resulting from:

            (a) the inaccuracy or breach of any representation or Warranty of
            Sellers contained in or made pursuant to this Agreement, any
            Appendix, Schedule or any certificate delivered by the Sellers to
            Buyer pursuant to this Agreement with respect hereto or thereto in connection with the Completion;

            (b) the non-fulfillment or breach of any agreement of the Sellers or the Company contained in this Agreement;

            (c) (i) any Taxes with respect to any Tax year or portion thereof ending on or before the Completion Date (or for any Tax year beginning before and ending after the Completion Date to the extent allocable to the portion of such period beginning before and ending on the Completion Date) imposed upon the Company or Sellers
            (including any Taxes arising out of this transaction) and (ii)
            without duplication of items covered in clause (i), any breach of the representations and warranties in Clause 20 on Appendix 4.
            Notwithstanding anything to the contrary contained in this
            Agreement, this indemnity obligation as to any Tax shall survive until thirty (30) days after the expiration of the statute of limitation for that Tax.; or

            (d) Disclosed Legal Proceedings, but only to the extent set out in
            Clause 6.8.

7.3   The Buyer shall notify the Sellers of any Claim for which the Sellers may have an indemnification liability under Clause 5.3 of this Agreement as soon as reasonably possible, giving reasonable details. In the event that
      (a) the Sellers have not objected to the amount claimed by the Buyer for indemnification with respect to any Loss in accordance with the procedures set forth in the Bank Guarantees, such objection to be made in writing within 15 days after the Sellers have received the Buyer's notice, or (b)
      the Sellers have delivered notice of their disagreement as to the amount of any indemnification requested by the Buyer such disagreement to be made in writing by the Sellers to the Buyer within 15 days after the Sellers have received the Buyer's notice, and either (i) the Sellers and the Buyer shall have, subsequent to the Sellers having given such notice, mutually agreed a specified amount in respect of the Sellers' liability and

                                       13

      shall have so jointly notified each of the guaranteeing banks or (ii) a final nonappealable judgment shall have been rendered by the court having jurisdiction over the matters relating to such claim by the Buyer for indemnification from the Sellers and the guaranteeing banks shall have received, in the case of clause (i) above, joint written instructions from the Seller and the Buyer or, in the case of clause (ii) above, a copy of the final nonappealable judgment of the court, the guaraneeing banks shall deliver to the Buyer from the Bank Guarantees any amount determined to be owed to the Buyer under this Clause 7.3 in accordance with the Bank
      Guarantees. The Buyer shall make demand under all of the Bank Guarantees at the same time. Each such demand shall be for the "Relevant Percentage", as defined in the Bank Guarantees, of the total amount of the relevant
      Claim.

7.4   As used in this Clause 7, the term "Losses" shall include all direct losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses, but excluding any consequential losses, loss of profit or loss of reputation)
      including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by Third Parties or whether or not ultimately determined to be valid. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which any Buyer Indemnitee may be entitled to indemnification pursuant to Clause 7, any Losses recoverable in respect of a breach of representation or warranty contained in this Agreement that is qualified by a term or terms such as "material" or "materially," or any equivalent qualification shall include all Losses that are recoverable in respect of such breach, and not only the "material" Losses or the Losses that relate to the part which is "material."

7.5   Notwithstanding anything to the contrary contained in this Agreement, the parties' rights and remedies under Clause 6, Clause 7 and Clause 17 shall not exclude or limit any other rights or remedies that may be available to them under Belgian law, such as (without limitation) the right to apply to a court of competent authority in any jurisdiction for relief by way of injunction or restraining order or the right to seek specific performance of this Agreement, it being however understood and agreed that, except in case of fraud or intentional misconduct ("bedrog / dol"), the parties hereby to the fullest extent permitted by law waive: (i) the right to seek the termination of this Agreement (at any time, including after the
      Completion Date), be it pursuant to the theory of "wilsgebreken / vices de consentement", article 1641 et seq. of the Belgian Civil Code, Article
      1184 of the Belgian Civil Code or otherwise; and (ii) the right to seek damages otherwise than pursuant to and in accordance with this Agreement, be it pursuant to pre-contractual or extra-contractual liability, article
      1641 et seq. of the Belgian Civil Code, Article 1184 of the Belgian Civil
      Code or otherwise.

                                       14

8.    CONFIDENTIALITY AND ANNOUNCEMENTS

8.1   The Sellers severally undertake to the Buyer to keep confidential the terms of this Agreement and all information that they have acquired about the Company and Bulkinvest and to use the information only for the purposes contemplated by this Agreement.

8.2   The Buyer undertakes to each of the Sellers to keep confidential the terms of this Agreement and all information that it has acquired about that
      Seller and to use the information only for the purposes contemplated by this Agreement.

8.3   Each of the Sellers severally undertakes to each of the other Sellers to keep confidential the terms of this Agreement and all information that they have acquired about that Seller and to use the information only for the purposes contemplated by this Agreement.

8.4   The Buyer does not have to keep confidential or restrict its use of information about the Company and Bulkinvest after Completion.

8.5   Each party to this Agreement does not have to keep confidential or to restrict its use of:

      (a)   information that is or becomes public knowledge other than as a direct or indirect result of a breach of this Agreement; or

      (b)   information that it receives from a source not connected with the party to whom the duty of confidence is owed that it has acquired free from any obligation of confidence to any other person.

8.6   Any party may disclose any information that it is otherwise required to keep confidential under this Clause 8:

      (a)   with the written consent of the other parties; or

      (b)   to confirm that the sale has taken place and the date of the sale
            (but without otherwise revealing any other terms of sale or making any other announcement);

      (c)   to the extent that the disclosure is required:

            (i)   by law, or

            (ii)  by a regulatory body, Taxation Authority or securities exchange,

            (iii) to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange,

            (iv)  under any arrangements in place under which negotiations relating to terms and conditions of employment are conducted,
                  or

            (v)   to protect the disclosing party's interest in any legal
                  proceedings,

                                       15

                  but shall use reasonable endeavours to consult the other
                  parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.

8.7   A press release shall be issued at Completion, the terms of which shall be agreed between all parties, none of which shall unreasonably withhold or delay their agreement.

9.    FURTHER ASSURANCE

9.1   The Sellers shall promptly execute and deliver all such documents, and do all such things, as the Buyer may reasonably require from time to time for the purpose of giving full effect to the provisions of this Agreement.

10.   ASSIGNMENT

10.1  No party may assign any of its rights or transfer any of the obligations under this Agreement without the prior written consent of the other parties, except that Buyer may assign this agreement to an Affiliate.

10.2  Each party that has rights under this Agreement is acting on its own behalf.

11.   WHOLE AGREEMENT

11.1  This Agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

12.   VARIATION AND WAIVER

12.1  Any variation of this Agreement shall be in writing and signed by or on behalf of the parties.

12.2  Any waiver of any right under this Agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given, and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

12.3  A party that waives a right in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

12.4  No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

                                       16

12.5  No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy.

12.6  Unless specifically provided otherwise, rights arising under this
      Agreement are cumulative and do not exclude rights provided by law.

13.   COSTS

13.1  All parties to this Agreement shall bear their own costs incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it.

14.   NOTICE

14.1  A notice given under this Agreement:

      (a)   shall be in writing in the English language;

      (b)   shall be sent for the attention of the person, and to the address or fax number, specified in this Clause 14 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this Clause 14); and

      (c)   shall be:

            (i)   delivered personally,

            (ii)  sent by fax, or

            (iii) sent by recorded delivery.

14.2  Any notice to be given under this Agreement is deemed to have been properly given if it is given to the relevant party at their address or fax number as set out in Clause 14.3.

14.3  The addresses for service of notice are:

      (a)   for all of the Sellers:

            c/o Sea-Invest NV,

            Skaldenstraat 1

            B-9042 Ghent

            Belgium

            for the attention of: the Secretary General, and

            fax number: 32 (0) 9 259 09 33.

                                       17

            with a copy to the Company:

            Suikerrui 5

            B-2000 Antwerp

            Belgium

            for the attention of: Mr. Herman Luyten and

            fax number: 32 (0) 3 401 00 18

      (b)   for the Buyer:

            address: c/o Navios Maritime Holdings Inc.

            85 Akti Miaouli

            Piraeus Greece

            for the attention of: Ms. Angeliki Frangou, and

            fax number: +30-210-4531984.

14.4  A notice is deemed to have been received:

      (a)   if delivered personally or sent by registered post, at the time of delivery; or

      (b)   in the case of fax, at the time of transmission; or

      (c)   if deemed receipt under the previous paragraphs of this Clause 14.4 is _________________ not within business hours (meaning 9.00 am to
            5.30 pm Monday to Friday on a ____________________ day that is not a public holiday in the place of receipt), when business next
            __________________________ starts in the place of receipt.

15.   INTEREST ON LATE PAYMENT

15.1  Where a sum is required to be paid under this Agreement but is not paid before or on the date the parties agreed, the party due to pay the sum shall also pay interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment).

15.2  The rate of interest shall be 2.5% per annum above one-month Dollar LIBOR as published on the Reuter screen. Interest shall accrue on a daily basis and be compounded on an annual basis.

                                       18

16.   SEVERANCE

16.1  If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

16.2  If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

17.   AGREEMENT SURVIVES COMPLETION

      This Agreement (other than obligations that have already been fully performed) remains in full force after Completion.

      Except as otherwise set forth herein, the Parties to this Agreement waive their rights, if any and whether in whole or in part, to annul, rescind, dissolve or cancel this Agreement, or to request such annulment, rescission, dissolution or cancellation after Completion, including on the basis of general provisions of contract law except fraud or intentional misconduct ("bedrog / dol").

18.   SUCCESSORS

      The rights and obligations of the Sellers and the Buyer under this
      Agreement shall continue for the benefit of, and shall be binding on, their respective successors.

19.   COUNTERPARTS

      This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

20.   GOVERNING LAW AND JURISDICTION

20.1  This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of Belgium.

      The parties irrevocably agree that the Commercial Court of Antwerp shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement.

                                       19

21.   REPRESENTATIVE

21.1  Appointment of Representative. The Representative is appointed, authorized and empowered to be the exclusive representative and agent of each of the
      Sellers, with full power of substitution, to deliver and receive all documents, instruments and communications for the Sellers and to give all consents on behalf of the Sellers at any time, in connection with, and that may be deemed by the Representative to be necessary or appropriate to accomplish the intent and implement the provisions of, this Agreement, and to facilitate the consummation of the transactions contemplated hereby and thereby, and in connection with the activities to be performed by or on behalf of such Sellers under this Agreement, and each other agreement, document, instrument or certificate referred to herein or therein
      (including, without limitation, in connection with any and all claims for remedies brought pursuant to this Agreement). By executing this Agreement, the Representative accepts such appointment, authority and power. Without limiting the generality of the foregoing, the Representative shall have the power to take any of the following actions on behalf of such Sellers:
      (i) to waive any provision of this Agreement as the Representative, in his sole discretion, may deem necessary or desirable; (ii) to assert any claim or institute any action or proceeding; (iii) to investigate, defend, contest or litigate any action or proceeding initiated against the
      Sellers; (iv) to receive process on behalf of any or all such Sellers in any such action or proceeding; (v) to negotiate, enter into settlements and compromises of, resolve and comply with orders of courts and awards of arbitrators or other third party intermediaries with respect to any disputes arising under this Agreement as the Representative, in his sole discretion, may deem necessary or desirable; (vi) to agree to any offsets or other additions or subtractions of amounts to be paid under this
      Agreement as the Representative, in his sole discretion, may deem necessary or desirable and (vii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in his or her sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Clause 21.1 and the transactions contemplated hereby.

21.2  Authority. The appointment of the Representative by each such Seller is coupled with an interest and may not be revoked in whole or in part. Such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, securityholders, successors and assigns of each such Seller. All decisions of the
      Representative shall be final and binding on all of the Sellers provided that it relates to a matter in respect of which the Representative was authorised

                                       20

      under the terms of this Agreement, and no such Sellers shall have the right to object, dissent, protest or otherwise contest the same. Buyer shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Representative provided that it relates to a matter in respect of which the Representative was authorised under the terms of this Agreement and any document executed by the Representative on behalf of any such Sellers and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon absent wilful misconduct of the Buyer.

21.3  Limitations on Liability. Provided that it relates to a matter in respect of which the Representative was authorised under the terms of this
      Agreement, the Representative shall not be responsible for any loss suffered by, or Liability of any kind to, such Sellers arising out of any act done or omitted by the Representative in connection with the acceptance or administration of the Representative's duties under this
      Agreement unless such act or omission is found by a court of competent jurisdiction not subject to further appeal to involve gross negligence or wilful misconduct on the part of the Representative. Further, the Sellers shall severally indemnify the Representative and hold him or her harmless against any loss, liability or expense incurred by the Representative arising out of or in connection with the acceptance or administration of the Representative's acceptance or administration of his or her duties under this Agreement provided that it relates to a matter in respect of which the Representative was authorised under the terms of this Agreement including, without limitation, the legal fees and expenses of any legal counsel retained by the Representative. Notwithstanding the foregoing, nothing herein will limit the rights of Buyer under this Agreement.

21.4  Resignation. The Representative may resign by providing 30 days' prior written notice to each Seller and Buyer. Upon the resignation of the
      Representative, the Sellers holding at least a majority of the Shares held by all of the Sellers on the date hereof (determined on a fully-diluted basis), shall appoint a replacement Representative to serve in accordance with the terms of this Agreement; provided, however, that such appointment shall be subject to such newly-appointed Representative's notifying Buyer in writing of his, her or its appointment and appropriate contact information for purposes of this Agreement, and Buyer shall be entitled to rely upon, without independent investigation, the identity of such newly-appointed Representative as set forth in such written notice.

Signed in Antwerp on the 2nd day of February, 2007 in five originals.

SELLERS

SEA-INVEST N.V.

by: /s/ Phillipe Van de Vyvere
    ------------------------------------

                                       21

    Philippe Van de Vyvere
    Managing Director
    duly authorised

GHENT COAL TERMINAL N.V.

by: /s/ Phillip Van de Vyvere
    ------------------------------------
    Philippe Van de Vyvere
    Managing Director
    duly authorised

G.I.M.V. N.V.

by: /s/ Guy Mampaey
    ------------------------------------
    Guy Mampaey
    Attorney - in - fact
    duly authorised

M. HERMAN LUYTEN

/s/ Herman Luyten
----------------------------------------

BUYER

NAV HOLDINGS LIMITED

by: /s/ Angeliki Frangou
    ------------------------------------
    Angeliki Frangou
    Director

                                       22

    duly authorised

REPRESENTATIVE

/s/ Frederic Staelens
----------------------------------------
Frederic Staelens

                                       23

                       APPENDIX 1 - PARTICULARS OF SELLERS

   IDENTITY OF SELLER      ADDRESS OF PRINCIPAL OFFICE   NUMBER OF SHARES HELD
------------------------   ---------------------------   ---------------------
     SEA-INVEST N.V.             SKALDENSTRAAT 1             25.233 SHARES
                                   9042 GHENT
                                     BELGIUM
GHENT COAL TERMINAL N.V.         SKALDENSTRAAT 1             11.761 SHARES
                                   9042 GHENT
                                     BELGIUM
      G.I.M.V. N.V.            KAREL OOMSSTRAAT 37           13.568 SHARES
                                  2018 ANTWERP
                                     BELGIUM
      HERMAN LUYTEN              RUITERSDREEF 29             6.428 SHARES
                                  2970 SCHILDE
                                     BELGIUM
          TOTAL                                              56.990 SHARES

                                       24

             APPENDIX 2 - PARTICULARS OF THE COMPANY AND BULKINVEST

                               PART 1. THE COMPANY

NAME:                                                  KLEIMAR N.V.

PLACE OF INCORPORATION:                                Antwerp, Belgium

REGISTRATION NUMBER:                                   0426.557.894

REGISTERED OFFICE:                                     Suikerrui 5, 2000 Antwerp

SHARE CAPITAL:                                         $3,203,072.87

REGISTERED SHAREHOLDERS (AND NUMBER OF SHARES HELD):   See Appendix 1

DIRECTORS/OFFICERS:                                    Philippe Van de Vyvere - Director and President
                                                       Marc Blanpain - Director
                                                       Guy Mampaey - Director
                                                       Frederic Staelens - Director and Secretary
                                                       Olivier de Laet - Director
                                                       NV Hedimar - Managing Director
                                                       BVBA Marc Ooms - Director

AUDITOR:                                               BVCV Grant Thornton, Lippens & Rabaey

                               PART 2. BULKINVEST

NAME:                                                  Bulkinvest S.A.

PLACE OF INCORPORATION:                                Luxemburg

REGISTRATION NUMBER:                                   24.620

REGISTERED OFFICE:                                     L-1342 Luxemburg 42, rue de Clausen

SHARE CAPITAL:                                         500,000.00 US Dollar

REGISTERED SHAREHOLDERS (AND NUMBER OF SHARES HELD):   Kleimar N.V.
                                                       50.000 shares (100%)

DIRECTORS/OFFICERS:                                    Herman Luyten - Director
                                                       Ioannis Valassis - Director
                                                       Raymond Van Herck - Director

AUDITOR:                                               Grant-Thornton, Revision et Conseils
                                                       S.A.

                                       25

     APPENDIX 3 : WHAT THE SELLERS SHALL DELIVER TO THE BUYER AT COMPLETION

At Completion, the Sellers shall deliver to the Buyer the documents and evidence set out in this Appendix 3:

1.    the shareholders' register of the Company shall be signed at Completion to record the transfer of the Shares from the Sellers to the Buyer and such register shall be delivered to Buyer;

2.    the written resignation, executed in the agreed form, of the directors, the managing director and the secretary of the Company from their offices and employment with the Company, except for any persons who the Buyer has asked to continue as a director, managing director or secretary whom has agreed to do so; these resignation letters will confirm that the resigning person has at the Date of Completion no claim in any capacity in or against the Company, other than his remuneration for the year 2006;

3.    originals or copies of executed counterparts thereof of all Third Party
      Approvals;

4.    the audited financial statements for the Company the period ended December
      31, 2006; and

5.    the Bank Guarantees of sellers as identified in Clause 3.1(b).

                                       26

                             APPENDIX 4 - WARRANTIES

1.    POWER TO SELL THE COMPANY

1.1   The Sellers each have all requisite power and authority to enter into and perform their obligations under this Agreement in accordance with its terms and the other documents referred to in it.

1.2   This Agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on the Sellers enforceable against the Sellers in the terms of the Agreement and such other documents.

2.    SHARES IN THE COMPANY AND BULKINVEST

2.1   The Shares constitute the whole of the allotted and issued share capital of the Company and are duly authorized, validly issued, fully paid and nonassessable.

2.2   The Sellers are the full owners of the Shares specified in Appendix 1 as belonging to them, none of the Sellers are subject to any restriction on them signing this Agreement or selling the Shares that they own, none of the Shares are subject to any Encumbrance, all of the Sellers have waived all rights of pre-emption they hold in relation to the Shares of each other Sellers and none of the Shares are subject to any pre-emption rights held by any third parties.

2.3   Appendix 2, Part 2 lists the only subsidiary of the Company at the date of this Agreement, being Bulkinvest, and sets out particulars of its allotted and issued share capital.

2.4   The Company is the sole legal and beneficial owner of share capital of
      Bulkinvest

2.5   The shares of Bulkinvest are fully paid up.

2.6   The Shares and the issued shares of Bulkinvest are free from all
      Encumbrances.

2.7   No right has been granted to any person to require the Company or
      Bulkinvest to issue any share capital or debentures or other unissued securities of the Company or Bulkinvest.

2.8   No commitment has been given to create an Encumbrance affecting the Shares or the issued shares of Bulkinvest (or any unissued shares or debentures or other unissued securities of the Company or Bulkinvest) or for any of them to issue any share capital, no person has claimed any rights in connection with any of those things and, to the Sellers'

                                       27

      best knowledge and belief, no person has any right to make any claim in connection with any of those things.

2.9   Except as set forth in the annexes of this Agreement, neither the Company nor Bulkinvest:

      (a)   holds, owns, has any interest in, has rights to acquire or has agreed to acquire, any securities of any corporation other than its own subsidiary;

      (b)   is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations);

      (c)   has, outside its country of incorporation, any branch or permanent establishment; or

      (d)   has allotted or issued any securities that are convertible into shares.

2.10  All dividends or distributions declared, made or paid by the Company and
      Bulkinvest have been declared, made or paid in accordance with its statutory documents and all applicable provisions of relevant laws.

3.    CONSTITUTIONAL AND CORPORATE DOCUMENTS

3.1   The copies of the statutory and other constitutional and corporate documents of the Company and Bulkinvest are true, accurate and complete in all respects.

3.2   All statutory records and registers of the Company and of Bulkinvest have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.3   All returns, particulars, resolutions and other documents that the Company or Bulkinvest is required by law to file with or deliver to any authority have been correctly made up and filed or, as the case may be, delivered.

4.    INTENTIONALLY LEFT BLANK.

5.    COMPLIANCE WITH LAWS

      The Company and Bulkinvest have at all times conducted its business in accordance with all applicable laws and regulations, to the Sellers' best knowledge and belief.

6.    LICENCES AND CONSENTS

                                       28

6.1   The Company and Bulkinvest have all necessary licences, consents, permits and authorities necessary to carry on the Business in the places and in the manner in which their Business is now carried on, to the Sellers' best knowledge and belief and all licences, consents, permits and authorities held by the Company and Bulkinvest are valid and subsisting.

7.    INSURANCE

7.1   The particulars of the insurance policies maintained by or on behalf of the Company and Bulkinvest of which copies as listed in Appendix 8 have been provided to the Buyer are accurate and not misleading.

7.2   Other than as set forth in Appendix 6 of this Agreement, there are no material outstanding claims under, or in respect of the validity of, any of those insurance policies and, so far as the Sellers are aware, there are no circumstances likely to give rise to any claim under any of those insurance policies, other than in the normal conduct of the Business by the Company.

7.3   All the insurance policies are in full force and effect, are not void and nothing has been done or not done which could make any of them void or voidable.

8.    POWER OF ATTORNEY

8.1   No person, as attorney-in-fact, agent or otherwise, has been granted authority to bind or commit the Company or Bulkinvest to any obligation not in the ordinary course of the Company's or Bulkinvest's business.

9.    DISPUTES AND INVESTIGATIONS

9.1   Other than as set forth in Appendix 6 to this Agreement, neither the
      Company nor Bulkinvest, nor any person for whom the Company or Bulkinvest is liable:

      (a)   is engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency; or

      (b)   is threatened with any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency; or

      (c)   is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or has any reason to believe it will become so subject.

10.   CONTRACTS

                                       29

10.1  The definition in this paragraph applies in this Agreement.

      MATERIAL CONTRACT: an agreement or arrangement to which the Company or
      Bulkinvest is a party or is bound by and which is of material importance to the business, profits or assets of the Company or Bulkinvest, copies of which have been provided to Buyer and are listed in Appendix 8.

10.2  Except for the agreements and arrangements as set forth in Appendix 8, and subject to Clause 6.3(b) of this Agreement, neither the Company nor
      Bulkinvest is a party to or subject to any Material Contract which:

      (a)   is of an unusual or exceptional nature;

      (b)   is not in the ordinary and usual course of conduct of the Business;

      (c)   may be terminated as a result of any change of control of the
            Company or Bulkinvest;

      (d)   restricts the freedom of the Company or Bulkinvest to carry on the whole or any part of the Business in any part of the world in such manner as it thinks fit;

      (e)   involves partnership, joint venture, shareholders' or similar arrangements;

      (f)   has been concluded on other than open-market terms; or

      (g)   involves derivative contracts or securities.

10.3  No notice of termination of a Material Contract has been received or served by the Company or Bulkinvest and that there is no reason to believe that such a notice will be received or served in the near future.

11.   FINANCE AND GUARANTEES

11.1  Full particulars of all long-term financial indebtedness of the Company and Bulkinvest and of all credit lines of the Company and Bulkinvest have been provided to the Buyer, details of which are as listed in Appendix 8.

11.2  Except for the agreements and arrangements listed on Appendix 8, no guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Company or Bulkinvest or any third party in respect of borrowings or other obligations of the Company or Bulkinvest.

11.3  Neither the Company nor Bulkinvest has any outstanding loan capital.

11.4  Neither the Company nor Bulkinvest has:

      (a)   factored any of its debts or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts; or

      (b)   waived any right of set-off it may have against any third party.

                                       30

11.5  Except as set forth in Appendix 8, no indebtedness of the Company or
      Bulkinvest has become immediately due and payable but remains unpaid and no security over any of the assets of the Company or Bulkinvest is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise. Neither the Company nor
      Bulkinvest has received any notice whose terms have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Company or Bulkinvest.

11.6  Except as set forth in Appendix 8, neither the Company nor Bulkinvest has given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement or is responsible for the indebtedness, or for the default in the performance of any obligation, of any other person.

12.   INSOLVENCY

12.1  Neither the Company nor Bulkinvest :

      (a)   is insolvent under any applicable insolvency legislation applicable to the company concerned; or

      (b)   has stopped paying its debts as they fall due.

12.2  No step has been taken to initiate any process by or under which:

      (a)   the ability of the creditors of the Company, or Bulkinvest, to take any action to enforce their debts is suspended, restricted or prevented;

      (b)   some or all of the creditors of the Company or of Bulkinvest accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company or Bulkinvest ; or

      (c)   a person is appointed to manage the affairs, business and assets of the Company, or Bulkinvest, on behalf of the Company's or
            Bulkinvests' creditors or by a court.

12.3  No process has been initiated which could lead to the Company or
      Bulkinvest being dissolved and its assets being distributed among the relevant company's creditors, shareholders or other contributors.

12.4  No distress, execution or other process has been levied on an asset of the
      Company or Bulkinvest.

13.   ASSETS

                                       31

13.1  Except set forth in Appendix 8, the Company or Bulkinvest is the full and absolute owner of, and has good and marketable title to, all the assets included in the Accounts, any asset acquired since the First Accounts Date and all other assets used by the Company or Bulkinvest except for those disposed of since the First Accounts Date in the normal and ordinary course of business.

13.2  Except as set forth in Appendix 8, none of the assets shown in the
      Accounts or acquired by the Company or Bulkinvest since the First Accounts
      Date or used by the Company or Bulkinvest is the subject of any lease, lease-hire agreement, hire-purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

13.3  Except as set forth in Appendix 8, none of the assets, undertaking or goodwill of the Company or Bulkinvest is subject to an Encumbrance, or to any agreement or commitment to create an Encumbrance, and no person has claimed to be entitled to create such an Encumbrance.

14.   INFORMATION TECHNOLOGY

14.1  The definitions in this paragraph apply in this Agreement.

      IT SYSTEM: all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or to the Company or Bulkinvest.

      IT CONTRACTS: all arrangements and agreements under which any third party
      (including, without limitation, any source code deposit agents) provides any element of, or services relating to, the IT System, including leasing, hire-purchase, licensing, maintenance and services agreements, copies of all of which have been provided to Buyer and are listed in Appendix 8.

14.2  The Company and Bulkinvest have a sufficient IT System to conduct the
      Business, which they are entitled to use.

14.3  The IT Contracts are valid and binding and no act or omission has occurred which would, if necessary with the giving of notice or lapse of time, constitute a breach of any such contract.

14.4  There are no claims, disputes or proceedings presently existing that have arisen under any IT Contracts.

14.5  None of the IT Contracts is liable to be terminated or otherwise materially affected by a change of control of the Company and/or
      Bulkinvest.

                                       32

14.6  The elements of the IT System:

      (a)   are functioning properly and in accordance with all applicable specifications;

      (b)   have sufficient capacity and performance to meet the current and foreseeable requirements of the Company and Bulkinvest for conduct of the Business; and

      (c)   have been satisfactorily and regularly maintained.

15.   EMPLOYMENT

15.1  The definitions in this paragraph apply in this Agreement.

      EMPLOYMENT LEGISLATION: legislation applying in Belgium affecting contractual or other relations between employers and their employees or workers, including but not limited to any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under
      European treaty provisions or directives enforceable against the Company by any Employee or Worker.

      EMPLOYEE: any person employed by the Company under a contract of employment.

      WORKER: any person who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

15.2  The name of each Director of the Company and of Bulkinvest is set out in
      Appendix 2.

15.3  Details of all Employees and Workers of the Company, the particulars of each Employee and Worker and the principal terms of their contract are set out in Appendix 5 including:

      (a)   their current remuneration (including any contractual benefits and privileges that the Company provides); and

      (b)   the type of contract (whether full or part-time or other).

15.4  The copies as set out in Appendix 10 of the management agreements concluded between the Company and Hedimar NV, and between the Company and
      Ship Shape BVBA, which are both to take effect as from 1 January 2007, are true and complete copies of such documents as signed by the parties thereto.

15.5  No notice to terminate the contract of employment of any Employee or
      Worker of the Company (whether given by the Company or by the Employee or
      Worker) is outstanding and no dispute under any Employment Legislation or otherwise is outstanding between the Company and any of its current or former Employees or Workers, the terms of their contracts or the termination of their contracts, and there is no reason to believe there will be any such dispute.

                                       33

15.6  Every Employee or Worker of the Company who requires a work permit to work in Belgium has a current work permit or other permission and all necessary permission to remain in Belgium.

15.7  No offer of employment or engagement has been made by the Company or by
      Bulkinvest that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started. Bulkinvest has no employees.

15.8  The acquisition of the Shares by the Buyer and compliance with the terms of this Agreement will not enable any officers or Employees of the Company or Bulkinvest to terminate their employment or receive any payment or other benefit thereunder.

15.9  The Company is not a party to, bound by or proposing to introduce in respect of any of its Directors or Employees or Workers any redundancy payment scheme in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.

15.10 Except as set forth in Appendix 8, the Company is not a party to, bound by or proposing to introduce in respect of any of its Directors, Employees or
      Workers any share option, profit sharing, bonus, commission or any other scheme relating to the profit or sales of the Company or Bulkinvest.

15.11 The Company has not incurred any actual or contingent liability in connection with any termination of employment of its Employees (including redundancy payments) or Workers or for failure to comply with any order for the reinstatement or re-engagement of any Employee or Workers.

15.12 Except as set forth in Appendix 8 there are no sums owing to or from any
      Employee or Worker other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.

15.13 The Company has not offered, promised or agreed to any future variation in the contract of any Employee or Worker.

15.14 In respect of each Employee and Worker, the Company has:

      (a)   performed all obligations and duties it is required to perform (and settled all outstanding claims), whether or not legally binding and whether arising under contract, statute, at common law or in equity or under any treaties including the EC Treaty or laws of the
            European Community or otherwise; and

      (b)   maintained adequate, suitable and up-to-date records.

16.   PROPERTY

                                       34

16.1  The definitions in this paragraph apply in this Agreement.

      LEASE: the Lease under which the Property is held by the Company, as listed in Appendix 8 and a copy of which has been provided to the Buyer.

      PROPERTY: the property occupied by the Company from which the Business in managed, located at Suikerrui 5, 2000 Antwerp, occupying part of the second floor.

16.2  The Property is the only land and buildings owned, used or occupied by the
      Company and Bulkinvest. Neither the Company nor Bulkinvest has any
      ownership interest in the Property.

16.3  Neither the Company nor Bulkinvest has any right of ownership, right of use, option, right of first refusal or contractual obligation to purchase, or any other right, estate or interest in, or affecting, any land or building other than the Property.

16.4  Neither the Company nor Bulkinvest has any actual or contingent liability in respect of any property that was previously owned, used or occupied by the Company or Bulkinvest.

16.5  Neither the Company, nor Bulkinvest, has given any guarantee or indemnity for any liability relating to the Property or any other land or building.

16.6  The Company is solely entitled on an exclusive basis to occupy the
      Property under the Lease, and no right of occupation has been acquired or is in the course of being acquired by any third party.

16.7  In relation to the Lease, all principal rent and additional rent and all other sums payable by the Company that have become due have been paid.

16.8  All covenants, restrictions, stipulations and other encumbrances affecting the Property have been fully observed and performed and no notice of any alleged breach has been received by the Company.

16.9  The current use of the Property is permitted by the provisions of the
      Lease and all applicable statutory requirements and regulations and rules.

16.10 There exists no dispute between the Company and Bulkinvest and the owner of the Property or the owner or occupier of any other premises adjacent to or neighbouring the Property.

17.   ACCOUNTS

                                       35

17.1  The Accounts have been prepared in accordance with the applicable laws in
      Belgium and with accounting standards, policies, principles and practices generally accepted in Belgium.

17.2  The Accounts have been audited by an auditor or firm of accountants qualified to act as auditors in Belgium.

17.3  The Accounts show a true and fair view of the commitments and financial position and affairs of the Company as at the First Accounts Date and of the profit and loss of the Company for the financial year ended on that date.

17.4  Except as set forth in Appendix 8, the Accounts contain either provision adequate to cover, or full particulars in notes to cover, all Taxation
      (including deferred Taxation) and other liabilities (whether quantified, contingent, disputed or otherwise) of the Company as at the First Accounts
      Date.

17.5  Except as set forth in Appendix 8, the Accounts are not affected by any unusual or non-recurring items or any other factor that would make the financial position and results shown by the Accounts unusual or misleading in any material respect.

17.6  Except as set forth in Appendix 8, the Accounts have been prepared on a basis consistent with the audited accounts of the Company for the two prior accounting periods without any change in accounting policies used.

18.   FINANCIAL AND OTHER RECORDS

18.1  All financial and other records of the Company and Bulkinvest :

      (a)   have been properly prepared and maintained;

      (b)   constitute an accurate record of all matters required by law to appear in them;

      (c)   do not contain any material inaccuracies or discrepancies; and

      (d)   are in the possession of the Company or Bulkinvest to which they relate.

18.2  No notice has been received or allegation made that any of those records are incorrect or should be rectified.

18.3  All statutory records, including accounting records, required to be kept or filed by the Company or Bulkinvest have been properly kept or filed and comply with the requirements of applicable laws in Belgium.

18.4  All documents belonging to the Company are in the possession of the
      Company and those belonging to Bulkinvest are in the possession of
      Bulkinvest.

                                       36

19.   CHANGES SINCE THE FIRST ACCOUNTS DATES; LIQUIDITY

19.1  Except as set forth in Appendix 8, since the First Accounts Date:

      (a)   the Company and Bulkinvest have conducted the Business in the normal and ordinary course, in conformity with past practice and as a going concern;

      (b)   neither the Company nor Bulkinvest has issued or agreed to issue any share or loan capital;

      (c)   no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company or Bulkinvest;

      (d)   neither the Company nor Bulkinvest has borrowed or raised any money or taken any form of financial security and no capital expenditure has been incurred on any individual item by the Company or
            Bulkinvest and neither the Company nor Bulkinvest has acquired, invested or disposed of (or agreed to acquire, invest or dispose of)
            any individual item; and

      (e)   no shareholder resolutions of the Company or Bulkinvest have been passed other than as routine business at the annual general meeting.

19.2  Without prejudice to paragraph 19.1 of this Appendix 4, and in particular without prejudice to paragraph 19.1(c) of this Appendix 4:

      (a)   since the First Accounts Date up to and including the date of this
            Agreement, the policy of the Company and of Bulkinvest with respect to payment of their debts and discharge of their contractual obligations has at all time been and continues to be consistently applied, namely that all hire in respect of Chartered Vessels is paid when due (subject to retentions in respect of disputed matters), all trade debts are paid when due or, if applicable, at the end of the applicable credit period and that all sums due in respect of Indebtedness is paid when due and, at the Completion
            Date, there will not be an accumulation of aged debts of the Company or Bulkinvest; and

      (b)   since the First Accounts Date up to and including the date of this
            Agreement, the policy of the Company and of Bulkinvest with respect to collection of sums payable to them has at all time been and continues to be consistently applied, namely that all hire and freight due to them shall be paid when due and, at the Completion
            Date, there will not have been accelerated recovery of sums payable to them.

20.   TAXATION

20.1  All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments and registrations and any other necessary information submitted by the Company or Bulkinvest to any
      Taxation Authority for the purposes of Taxation have

                                       37

      been made on a proper basis, were punctually submitted, were accurate and complete when supplied and remain accurate and complete in all material respects and none of the above is, or is likely to be, the subject of any material dispute with any Taxation Authority.

20.2  All Taxation (whether of Belgium or elsewhere) for which the Company or
      Bulkinvest is or has been liable or is liable to account for has been duly paid (insofar as such Taxation ought to have been paid).

20.3  Neither the Company nor Bulkinvest has paid within the past three years ending on the date of this Agreement or will become liable to pay any penalty, fine, surcharge or interest charged in respect of Tax.

20.4  Neither the Company nor Bulkinvest has within the past 12 months been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority.

21.   COMPANY ORGANIZATION, QUALIFICATION, SUBSIDIARIES, INVESTMENTS, ETC.

21.1  Each of the Company and Bulkinvest is duly organized or formed, validly existing and in good standing under the applicable laws of its jurisdiction of incorporation or formation and has the requisite corporate, partnership or similar power and authority to carry on their respective businesses as now being conducted.

21.2  Each of the Company and Bulkinvest is duly qualified or licensed to do business, and is in good standing, in the jurisdiction applicable to it as indicated in Appendix 2. Neither the Company or Bulkinvest conducts business in any other jurisdiction where the nature of its activities is such that it should by law be qualified or licensed to do business in that jurisdiction, except for jurisdictions in which the failure to be so qualified or licenced has not had and is not reasonably likely, individually or in the aggregate, to be materially adverse to the assets, liabilities, business, operations, results of operations or condition
      (financial or otherwise) of the Business .

22.   CAPITAL STOCK

      The capital stock of the Company is $3,203,072.87, divided into 56,990 shares. Other than the Shares, there are no other shares of any capital stock of the Company issued or outstanding. Each Share is validly issued and outstanding and fully paid and non-assessable and owned (beneficially and of record) by the Sellers, and is free and clear of all Encumbrances and is not subject to, nor was issued in violation of, any preemptive rights or rights of first refusal or similar rights. No new shares of the
      Company are reserved for issuance, nor are there outstanding any options, warrants, calls, puts, rights to subscribe, convertible securities or other rights (including, without limitation, preemptive rights or stock appreciation rights) agreements or commitments to issue, dispose of or acquire new shares of the Company. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the
      Company or Bulkinvest.

                                       38

      There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of the
      Company or Bulkinvest or otherwise with respect to the capital stock of the Company or Bulkinvest. Neither the Company nor Bulkinvest is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock.

23.   NON-CONTRAVENTION; APPROVALS

      The execution, delivery and performance of this Agreement and the
      Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by the Company, Bulkinvest and the Sellers do not and
      will not: (a) result in a breach of any provision of the certificate of incorporation, articles of association, bylaws or other governing documents of the Company or Bulkinvest; (b) violate any order of any court or other Governmental Authority having jurisdiction over the Company or
      Bulkinvest, or any of their properties, or cause the suspension or revocation of any authorization, consent, approval or license presently in effect that affects or binds the Company or Bulkinvest or any of their material properties; (c) result in a breach of or default, or give a third party the right to accelerate, terminate or suspend any obligations, under any agreement or instrument (including any shareholders' agreement, voting agreement or any other similar agreement) to which the Company or
      Bulkinvest or Sellers is a party or by which any of them or any of their material properties is bound or affected; (d) require any applicable
      Governmental Approvals, any consent, approval, authorization, permit or license of any Person, or any notice to be given to, filing to be made with or other action to be taken with or by any Person (e) result in the creation of any Encumbrances upon the Shares or the material assets of the
      Company or Bulkinvest; or (f) constitute grounds for the loss or suspension of any material permit, license or other authorization used by the Company or Bulkinvest.

24.   ACCOUNTS RECEIVABLE

      All payments due to the Company and Bulkinvest: (a) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms; (b) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar Laws affecting creditors' rights generally, and by general equitable principles; (c) except as otherwise provided by the law of the contract and/or by the terms and conditions of the contracts concluded by the Company, are not subject to any valid set off or counterclaim; (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement; (e) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve

                                       39

      reflected in such balance sheet referenced above; and (f) are not the subject of any actions or proceedings brought by or on behalf of the
      Company or Bulkinvest, other than as set forth in the Appendices to this
      Agreement.

25.   ABSENCE OF MATERIAL DIFFERENCES

25.1  Since the First Accounts Date, except as disclosed in the Appendices to this Agreement the Company and Bulkinvest have conducted their component parts of the Business in the ordinary course consistent with past practices, and since that date; there has been no agreement, commitment or understanding entered into with respect to any of the following (nor have any of the following occurred):

            (a)   (i) the disposition of any Vessel or material items of real or personal property by the Company or Bulkinvest, or (ii)
                  material capital investment in, any loan to, or any
                  acquisition of the securities or assets of, any other Person
                  (or series of related capital investments, loans, or
                  acquisitions) outside of the ordinary course of business and consistent with past practice;

            (b)   change in the accounting methods or practices of the Company or Bulkinvest which has been or is likely to be materially adverse to the financial results reported by the Company or
                  Bulkinvest;

            (c)   satisfaction or discharge of any material claim, Encumbrance or liability (whether accrued, contingent or otherwise and whether due or to become due) of the Company or Bulkinvest outside the ordinary course of business and not consistent with past practice;

            (d)   sale, lease, mortgage, encumbrance or other disposal of or grant of any interest in, or attachment of any Encumbrance upon, any Vessel or any of the material assets or properties of the Company or Bulkinvest, except for (i) sales, leases, encumbrances and other dispositions and grants in the ordinary course of business and consistent with past practice, and (ii)
                  Encumbrances for taxes not yet due (provided, however, that adequate accruals, consistent with Belgian Accounting
                  Standards, are maintained for all such Encumbrances for taxes not yet due) and Encumbrances not material in amount or effect that do not impair the use of the asset or property subject to such Encumbrance;

            (e)   declaration or set aside for dividends, distributions or
                  redemptions of securities of the Company or Bulkinvest, except for a dividend declared and paid by the Company in respect of the financial year ended on the First Accounts Date; any
                  split, combination or reclassification of any of the equity interests or other securities thereof or agreement or
                  commitment to make any exchange for or redemption of any such equity interests or other securities (whether payable in cash, stock or property);

                                       40

            (f)   damage, destruction, or loss (whether or not covered by
                  Insurance) to the tangible assets or Vessels of the Company or
                  Bulkinvest aggregating in excess of $50,000;

            (g)   (i) adoption of, entry into or amendment of any Benefit Plan, including any bonus, profit sharing, compensation, stock
                  option, warrant, pension, retirement, deferred compensation, employment, severance, termination, change in control or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any officer, director, employee or consultant, (ii) agreement to any increase in the
                  compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer,
                  director or consultant or salaried employee (other than for non-management employees in the ordinary course of business and consistent with past practice) or (iii) payment of any benefit not required by any Benefit Plan or other plan or
                  agreement;

            (h)   incurrence, assumption or guarantee of any indebtedness for borrowed money;

            (i)   issuance of, or agreement to issue, any equity interests in the Company or Bulkinvest, or options, warrants or other
                  rights of any kind to acquire any such equity interests,
                  whether by purchase or conversion or exchange of other equity interests or other securities;

            (j)   amendment to or restatement of any of the certificate of
                  incorporation, articles of association, bylaws or other
                  governing documents (including any shareholders' agreement, voting agreement or any other similar agreement) of the
                  Company or Bulkinvest;

            (k)   delay or postponement of the payment of accounts payable and other liabilities of the Company or Bulkinvest outside the ordinary course of business; or

            (l)   material amendment, modification, or change of any Charter
                  Party or termination of any Charter Party.

26.   EMPLOYEE BENEFIT PLANS

26.1  The Company has delivered to Buyer true and accurate copies of all pension, retirement, bonus and other incentive plans, all other written and unwritten employee programs, arrangements and agreements, all medical, vision, dental and other health and incapacity and disability plans, all life insurance plans and all other employee benefit plans and fringe benefit plans, and any associated trusts, insurance and administrative service contracts and agreements maintained in connection therewith adopted, maintained by, sponsored in whole or in part by or contributed to currently by the Company, Bulkinvest or any Affiliate, whether or not terminated for the benefit of any present or former

                                       41

      employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries of the Company, Bulkinvest or an
      Affiliate (as used in this Clause 26.1, collectively, "employees") and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries of the Company, Bulkinvest or an Affiliate are or were eligible to participate in or under
      (collectively, "BENEFIT PLANS"). Details of all such Benefit Plans are listed in Appendix 8. In the case of any Benefit Plan for which there is no document or is an oral arrangement, the Company has provided an accurate description of its terms, benefits and liabilities except for benefits provided by the state.

26.2  Except as listed in Appendix 8, no Benefit Plan provides any benefits or coverage to any employee following retirement or termination of service.

26.3  Each Benefit Plan and any related trust, insurance contract or fund has been and currently is maintained, funded and administered in compliance with its respective terms and with all state, federal and local Laws applicable thereto in all material respects, and no action, suit, proceeding, hearing, investigation with respect to the administration or investment of assets of any Benefit Plan (other than routine claims for benefits) is pending or, so far as the Sellers are aware, threatened. So far as the Sellers are aware, each of the Company, Bulkinvest and
      Affiliates have complied in all material respects with all reporting and disclosure requirements with respect to each Benefit Plan. So far as the
      Sellers are aware, no such Benefit Plan (including any trust created thereunder), nor any trustee or administrator thereof, has engaged in any transaction prohibited by any applicable Law, which could subject the
      Company or Bulkinvest to any penalty. Neither the Company nor Bulkinvest has any liability or obligation with respect to any Benefit Plan or trust related thereto that has been terminated prior to the date hereof.

26.4  Except as listed in Appendix 8, neither the execution and delivery of this
      Agreement nor the consummation of the transactions contemplated hereby will: (a) result in any additional payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise)
      becoming due to any employee from the Company or Bulkinvest; (b) increase any benefits otherwise payable under any Benefit Plan; or (c) result in any acceleration in the time of payment or vesting of any such benefit.

26.5  With respect to each Benefit Plan, all required or recommended (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of the Second Accounts Date shall have been paid when due..
      Except as listed in Appendix 8, none of the Benefit Plans has any unfunded liabilities which are not reflected in the Accounts.

26.6  Except as as listed in Appendix 8, no present or former employee of the
      Company or Bulkinvest is currently claiming or is entitled to any health care related benefits.

                                       42

26.7  Except as listed in Appendix 8, neither the Company nor Bulkinvest has offered or provided or is required to offer or provide any post-employment or retiree medical or health benefits or coverage of any nature to any past or present employee.

26.8  Except as listed in Appendix 8, no Benefit Plan, including any providing long term disability benefits, covers any employee(s) whose terms of employment are governed by a collective bargaining agreement.

26.9  Except as listed in Appendix 8, no Benefit Plan, excluding any short-term disability plan, non-qualified deferred compensation plan, or health flexible spending account plan or program, is self insured or funded through the general assets of the Company or Bulkinvest.

26.10 Except as listed in Appendix 8 and transferred to Buyer by operation of law pursuant to the transactions contemplated by this Agreement, so far as the Sellers are aware the Buyer will assume no obligation under any
      Benefit Plan of the Company, and Bulkinvest or Affiliate.

27.   MARITIME MATTERS

27.1  The name, official number, registered owner, and jurisdiction of registration of each vessel owned by the Company or Bulkinvest, and each vessel leased, chartered or operated by the Company or Bulkinvest as of the date hereof is as listed in Appendix 8 hereto. Except as set forth on such Appendix, each Owned Vessel and, to the knowledge of the Sellers, each Chartered Vessel is operated in material compliance with each
      Maritime Guideline and all Laws. Each Owned Vessel and, so far as the
      Sellers are aware, each Chartered Vessel is maintained and operated in material compliance with all applicable Environmental Laws. The Company and Bulkinvest are qualified to own and operate the Owned Vessels under all applicable Laws (including the Laws of each Vessel's flag state).

27.2  Each Owned Vessel is classed by a classification society which is a full member of the International Association of Classification Societies (IACS)
      and is in class and free of outstanding recommendations affecting class with all class and trading certificates valid and unextended through the date hereof.

27.3  The Owned Vessels are insured in accordance with the provisions of the respective charters and ship mortgages thereon and the requirements thereof and all requirements and conditions of such insurance have been complied with.

27.5  The Charter Parties under which Chartered Vessels are chartered to the
      Company (the "Vessel Charters") are disclosed to the Buyer as listed in
      Appendix 8. The Vessel

                                       43

      Charters are in full force and effect and, to the Sellers' best knowledge and belief, there are no material defaults or breaches under any Vessel
      Charter.

27.6  The Owned Vessels are in compliance in all material respects with all current regulations and requirements (statutory or otherwise) applicable to vessels registered under the laws and flag of the respective jurisdictions in which the Owned Vessels are currently registered and the respective jurisdictions to which the Owned Vessels trade.

27.8  The Owned Vessels and to the knowledge of the Sellers the Chartered
      Vessels have not been employed in any trade or business which is unlawful under the laws of any relevant jurisdiction or in carrying illicit or prohibited goods, or in any manner whatsoever which may render any such
      Vessel liable to condemnation in a prize court or to destruction, seizure or confiscation.

28.   LITIGATION

      Except for the Disclosed Legal Proceedings: (a) there is no action, suit, claim, proceeding or investigation pending against the Company or
      Bulkinvest or affecting the Shares or assets or business of the Company or
      Bulkinvest or the validity of this Agreement or ability to consummate the transactions contemplated by this Agreement; (b) to the knowledge of the
      Sellers, no action, suit, claim, proceeding or investigation against the
      Company or Bulkinvest or affecting the Shares or assets or business of the
      Company or Bulkinvest or the validity of this Agreement or ability to consummate the transactions contemplated by this Agreement is threatened;
      (c) there have been no such actions, suits, proceedings, claims or investigations pending or, to Sellers' knowledge, threatened within the last three years against the Company or Bulkinvest or affecting the Shares or assets or business of the Company or Bulkinvest or the validity of this
      Agreement or ability to consummate the transactions contemplated by this
      Agreement; and (d) neither the Company or Bulkinvest has any actions, suits or claims pending against any other Person, including in connection with matters referenced in clauses (a), (b), (c) and (d), at law or in equity, or before or by any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. None of the Company, Bulkinvest or the Shares or the assets or business of the Company or Bulkinvest or the validity of this Agreement or the ability to consummate the transactions contemplated by this Agreement is subject to any outstanding Order directed at the Company, Bulkinvest or any of their respective businesses or assets or the Shares (as distinguished from Orders of general applicability).

29.   ENVIRONMENTAL

      Except as listed in Appendix 8 and except as would not, individually or in the aggregate, be materially adverse to the assets, liabilities, business, operations, results of operations or

                                       44

      condition (financial or otherwise) of the Business : (a) neither the
      Company nor Bulkinvest nor any Owned Vessel is in violation of any
      Environmental Law; (b) the Company and Bulkinvest and any Owned Vessel
      have obtained and are in compliance with all material permits, authorizations, licenses or similar approvals required under Environmental
      Laws; (c) there are no administrative, regulatory, or judicial actions or proceedings, suits, demands, claims, liens, notices of noncompliance or violation, investigations, requests for information, consent orders, consent judgments or consent agreements pending, or to the knowledge of the Sellers, threatened against the Company or Bulkinvest relating to
      Environmental Laws or Hazardous Materials. Neither the Company, Bulkinvest
      nor the Sellers have received any written claim, demand or notice alleging violation by the Company or Bulkinvest of, or liability under, any
      Environmental Law; (d) neither the Company nor Bulkinvest has any liability for response costs, corrective action costs, personal injury, property damage, natural resource damages or any investigative or remedial obligations, associated with any Hazardous Materials pursuant to any
      Environmental Law; and (e) Hazardous Materials that have been used and/or disposed of on Owned Vessels during the period of their ownership by the
      Company or Bulkinvest have been used and disposed of in compliance with all Environmental Laws.

30.   INTELLECTUAL PROPERTY

      The Company and Bulkinvest either own and possess all right, title and interest in and to or have a license to use all Intellectual Property that is used in the conduct of the businesses of the Company and Bulkinvest as currently conducted (the "Company Intellectual Property"). None of the
      Company Intellectual Property is subject to any Encumbrances. Neither the
      Company or Bulkinvest have received any written notice that the operation, or any other aspect, of the Company's and Bulkinvest's businesses, as currently conducted or as conducted within the last three (3) years, infringe or misappropriate any Intellectual Property of any other Person,
      (including, without limitation, any offers to license any Intellectual
      Property from another Person) during the three year period prior to the date hereof. To the knowledge of the Sellers, no Person is infringing upon or misappropriating any Company Intellectual Property,. Immediately
      subsequent to the Completion, the Company Intellectual Property will be owned by or available for use by the Company and Bulkinvest on terms and conditions identical to those under which the Company and Bulkinvest owned or used the Company Intellectual Property immediately prior to the
      Completion.

31.   AFFILIATE TRANSACTIONS

      Except as listed in Appendix 8, no officer, director, shareholder or
      Affiliate of the Company or Bulkinvest or any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is currently or at any time during the two year period immediately preceding the date of this
      Agreement was, a party to any contract or agreement with the Company or

                                       45

      Bulkinvest or has, or at any time during such two year period had, any interest in any property, asset or right used by the Company or Bulkinvest or necessary for their respective businesses. The conflict of interest procedures (Article 523 of the Belgian Company Code) have been fully complied with.

32.   BANK ACCOUNTS

      All of the bank accounts, safe deposit boxes and lock boxes used by the
      Company and Bulkinvest (designating each authorized signatory) are listed in Appendix 8. Excepting the authorized signatories, neither the Company or Bulkinvest has granted a power of attorney with respect to such bank accounts to any Person which has not been terminated.

33.   BROKERAGE

33.1  Except as set forth in Clause 33.2 below, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement ("Finder's Fee Agreement") made by or on behalf of the Company or Bulkinvest, which commissions, finders' fees or similar compensation will be paid by the Sellers immediately prior to or at the
      Completion as provided in Clause 33.2 below .

33.2  The Sellers represent that a fee of one (1) per cent of the Purchase Price is due by the Sellers to H.Clarkson & Co. Limited.

34.   DISCLOSURE

      All material facts relating to the Business or condition of the Company and Bulkinvest have been disclosed to Buyer in or in connection with this
      Agreement.

                                       46

                   APPENDIX 5 - LIST OF EMPLOYEES AND SALARIES

                                       47

APPENDIX 6 - LIST OF EXISTING OPEN CLAIMS, LITIGATION, ARBITRATION ETC AS AT [_]

                                       48

                       APPENDIX 7 - FORM OF BANK GUARANTEE

                                       49

                             APPENDIX 8 - DATA INDEX

                                       50

     APPENDIX 9 - NON-COMPETITION AND NON-SOLICITATION AGREEMENT OF SELLERS.

1.1.1 The Sellers each hereby severally agree and undertake not to do any of the things set out in Paragraph 1.1.2 of this Appendix 9 for a period of three years as from the Completion Date (the "NON-COMPETE PERIOD"), except with the Buyer's prior written consent (which consent shall not be unreasonably withheld or delayed), regardless of whether the Sellers are acting:

      (a.)  for themselves or on behalf of any individual, company or other legal entity;

      (b.)  alone or in conjunction with any other person;

      (c.)  in their own capacity or as a director, manager, partner or shareholder of any company or other legal entity, or as an employee, consultant or agent of any individual, company or other legal entity;

      (d.)  directly or indirectly through agents, intermediaries, Affiliates or any other individual, company, legal entity or other vehicle
            (including any joint venture); or

      (e.)  in any other capacity and in any other manner whatsoever.

1.1.2 Pursuant to Paragraph 1.1.1 of this Appendix 9, each of the Sellers shall refrain from:

      (a.)  participating in any capacity in any business which is competitive with the Business as carried out before the Completion Date;

      (b.)  inducing or attempting to induce any person who is or, at any time was a customer, supplier or other business relation of the Company to cease doing business with the Company, to materially reduce its business with the Company or to do business with the Company on less favorable terms, or in any way interfering with the relationship between the Company and any of its customers, suppliers or other business relations;

      (c.)  inducing or attempting to induce any prospective customer of the
            Company not to do business with the Company;

      (d.)  inducing or attempting to induce any employee of the Company to leave his employment with the Company, regardless of whether such employee would commit a breach of contract by leaving his employment
            , or in any way interfering with the relationship between the
            Company and any of its employees;

      (e.)  employing (or otherwise engaging as an independent contractor or in any other capacity) any employee of the Company or any person who was an employee of the Company at any time during the Non-Compete
            Period except after they have left their employment with the
            Company, but then only if the circumstances set out in Paragraph
            1.1.2(d) of this Appendix 9 do not apply; and

      (f.)  inducing or attempting to induce any director of the Company or any person having a consultancy or similar agreement with the Company to leave his position with the Company or to terminate his agreement with the Company or in any way

                                       51

            interfering with the relationship between the Company and any of its directors or any of the persons referred to in this paragraph.

1.1.3 The non-compete and non-solicitation covenants set out in Paragraph 1.1.2 of this Appendix 9 are geographically limited to Belgium and other
      European Union countries, USA, China, Japan, Hong Kong, Singapore, Canada,
      Australia, India, South Korea, Brazil, United Arab Emirates, Saudi Arabia,
      Switzerland and any other country where the Company carries out its activities as of the Closing Date.

1.1.4 If the Buyer becomes aware of any infringement of the provisions of set out in Paragraph 1.1.2 of this Appendix 9 by any Seller, the Buyer shall give a notice to such Seller enjoining them to cease any such infringement within fifteen days. In case of failure by such Seller to comply with this notice, the infringing Seller shall compensate the Purchaser for all
      Losses caused by such infringement.

1.1.5 The Sellers each acknowledge that the provisions of this Appendix 9 are reasonable and necessary to protect the legitimate interests of the Buyer.
      However, if any of the provisions of this Appendix 9 shall ever be held to exceed the limitations in duration, geographical area or scope, or other limitations imposed by applicable law, they shall not be nullified but the
      Parties shall be deemed to have agreed to such provisions that conform with the maximum permitted by applicable law, and any provision of this
      Appendix 9 exceeding such limitations shall be automatically reformed accordingly.

                                       52

   APPENDIX 10 - FORM OF EMPLOYMENT CONTRACT, AS PER APPENDIX 4, SECTION 15.4.

                                       53